February 8, 2021

Via EDGAR Submission
United States Securities and Exchange Commission Division of Corporation FinanceOffice of Life Sciences100 F Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller
Re:
GT Biopharma, Inc. (the “Company”)
Registration Statement on Form S-1
CIK No. 0000109657
SEC Registration No. 333-251311

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriters of the proposed offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 PM Eastern Time on February 10, 2021, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between February 8, 2021 and the date hereof, over 1,500 copies of the preliminary prospectus dated February 9, 2021 were distributed to underwriters, dealers, institutions and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance with this matter.

Very truly yours,

Roth Capital Partners, LLC

By: /s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

Dawson James Securities, Inc.

By: /s/ Robert D. Keyser Jr.
Name: Robert D. Keyser Jr.
Title: CEO